SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 April 2021

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2021

Prudential plc today announces that its Notice of Meeting for the 2021 Annual General Meeting, to be held on Thursday 13 May 2021 at 11.00am, is available to view on the Group's website at www.prudentialplc.com.  A copy of the Notice of Meeting and proxy card will be available for inspection at www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism in due course. Printed copies of the Notice of Meeting will today be posted to those shareholders who have requested to receive a hard copy.

Coronavirus (Covid-19):

Given the continuing circumstances of the Covid 19 pandemic and government guidance, shareholders will unfortunately not be permitted to attend the meeting in person.  Despite these ongoing restrictions, we have put in place arrangements to allow shareholders to participate via a live webcast and submit questions, both in advance and during the meeting. Please see the Notice of Meeting for more details.

Additional information:

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact:

Beth Hargreaves, Assistant Company Secretary, +44 (0)20 3977 9292

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 April 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary